EXHIBIT 11

THE YORK WATER COMPANY

COMMON SHARES USED IN
COMPUTING EARNINGS
PER SHARE

	2003	2002	2001	2000	1999

Common shares Outstanding, beginning of the year	6,364,803	6,308,663	6,085,466	5,978,182	5,959,444
Weighted average shares issued in connection with 2001 stock subscription	-	-	39,202	-	-
Weighted average shares repurchased in 1999	-	-	-	-	(14,784)
Weighted average shares issued in connection with the Employee Stock Purchase Plan	1,917	1,607	2,650	4,312	3,402
Weighted average shares issued in connection with the Optional Dividend Reinvestment Plan	19,740	20,124	25,932	38,856	32,472

	6,386,460	6,330,394	6,153,250	6,021,350	5,980,534